REFLECT SCIENTIFIC, INC.

1266 SOUTH 1380 WEST

OREM, UTAH  84058

May 13, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, DC  20549

Attn:  Deanna Virginio, Esq.

Re:

Reflect Scientific, Inc., a Utah corporation (the “Company”)

Amendment No. 1 to Registration Statement on Form 10

Filed April 29, 2021

Commission File No. 000-31377

Dear Ms. Virginio:

In response to your letter dated May 12, 2021, the Company provides its response to your comments as detailed below:

1.

 We note your revised disclosure in response to prior comment 3.  Please remove statements that you have been able to develop products that you believe offer a superior value proposition to the customer “over any other competing and existing products in the market” and statements that your freezers “will be the desired technology to which the industry will move, providing [you] the opportunity to gain a significant market share in this large market,” as such statements appear premature and speculative.  Additionally, please clarify how your technology is different than other ultra-low temperature freezers, including those developed by Thermo Fisher Scientific and Sanyo Corporation.

The indicated language has been removed from the disclosure in the Form 10-A2.  As requested, the disclosure under the subheading “Cryometrix Freezers” has been expanded to address the technology differences between the Company’s Cryometrix freezers and those of its competitors.

2.

We note your revised disclosure in response to prior comment 4, including your competitive position with respect to products other than the Cryometrix freezer.  Please expand your disclosure to also discuss your competitive position with respect to the Cryometrix freezers.  Please also disclose the Company’s methods of competition.

The requested disclosure has been added where indicated under the subheading “Competition.”  In addition, this disclosure has been cross-referenced to the disclosure under the subheading “Cryometrix Freezers,” which also contains substantial disclosure of the Company’s competitive position with respect to its Cryometrix freezers.

Please advise whether you will have any further comments on this filing.

REFLECT SCIENTIFIC, INC.

By /s/ Kim Boyce

Kim Boyce, Chief Executive Officer